Press Release

Ahold sells its stake
in Central American
joint venture


Zaandam, The Netherlands, September 20, 2005 - Ahold today announced it has agreed to sell its indirectly owned stake of 33 1/3% in CARHCO N.V. ("CARHCO"), its Central American joint venture, to Wal-Mart Stores Inc. The transaction is expected to close later today. The transaction amount was not disclosed.

CARHCO owns an 85.6% stake in La Fragua S.A. ("La Fragua"), a discount store, supermarket and hypermarket company in Guatemala, with a presence in El Salvador and Honduras. CARHCO also fully owns Corporacion de Supermercados Unidos S.A. ("CSU"), a discount store, supermarket and hypermarket operator in Costa Rica, Nicaragua and Honduras.

In addition, CSU fully owns Corporacion de Companias Agroindustriales, S.A., a company that sources all of the fresh products for CSU and La Fragua and which also develops private label articles. As of August 2005, CARHCO operated in total 363 stores in Guatemala (120), El Salvador (57), Honduras (32), Costa Rica
(124) and Nicaragua (30).

The divestment of Ahold's stake in CARHCO is part of the company's strategy to optimize its portfolio and to strengthen its financial position by reducing net debt.



                                                                         2005035
Ahold Communications: +31 (0)75 659 5720


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